June 26, 2008

Via EDGAR and U.S. Mail

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc.
Amd. No. 1 to Registration Statement on Form S-3
Filed June 13, 2008
File No. 333-150661

Dear Ms. Jacobs:

On behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”), set forth below are the Company’s responses to your letter of comment dated June 23, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  For your convenience, the Company’s responses include supplemental information provided to you herein and revisions to the Company’s Registration Statement on Form S-3, Registration No. 333-150661 (the “Form S-3”), as applicable.

Ms. Barbara C. Jacobs
June 26, 2008
Page Two

Form S-3/A

General

1.
We reissue comment 1 of our letter dated June 2, 2008 in part.  We note that you identify your outstanding registration statements by reference to the Commission file number at the bottom of the facing page.  This procedure should be utilized only when you elect to rely on paragraph (a) of Securities Act Rule 429.  See Rule 429(b).  Absent the use of Rule 429, please revise the prospectus cover page to reference concisely your concurrent offerings and the number of shares that have yet to be sold off those previously effective registration statements.

ANSWER:

We have moved the relevant disclosure to the prospectus cover page and revised it to disclose, to the best of the Company's knowledge, the numbers of shares remaining available for resale under the previously effective registration statements.

Cover Page

2.
Refer to comment 2 of our letter dated June 2, 2008.  Although you have attempted to provide a definition of your use of the term “kicker shares”, your revised disclosure still does not comport with Rule 421(d).  If you elect to retain usage of this term on the cover and in the summary, revise to provide a description of the terms under which these securities will be issued that is consistent with basic plain English principles.  It is not sufficient to indicate in generic terms that these shares are payable to the noteholders “under the terms” of the notes.

ANSWER:

In accordance with this comment and our recent telephone conversations, we are deleting reference to the term “kicker shares” on the cover page and have expanded the definition of the term in the summary.

Selling Stockholders, page 15

3.
We note your response to comment 4 of our letter dated June 2, 2008.  Please revise footnote (e) to the Selling Stockholders table to expressly state whether Messrs. Angelo and Gordon exercise voting and/or dispositive powers over the securities to be

Ms. Barbara C. Jacobs
June 26, 2008
Page Three

sold by Silver Oak Capital.  Please similarly revise footnote (h) to indicate whether Messrs. Gruber and McBaine exercise voting and/or dispositive powers over the securities to be sold by Lagunitas Partners, Gruber & McBaine International and the Jon D & Linda W Gruber Trust.

ANSWER:

We have clarified the disclosure as requested.

Incorporation of Certain Documents by Reference, page 1

4.	Please revise your prospectus to incorporate by reference your Form 10-K for the year ended March 31, 2008. See Item 12(a) of Form S-3.

ANSWER:

We have revised the prospectus so that it now incorporates by reference the Form 10-K, as amended, for the year ended March 31, 2008.  Please note that we have also revised the business overview in the Prospectus Summary and certain of the Risk Factors to conform to the updated business overview and Risk Factors appearing in the Form 10-K, as amended, for the year ended March 31, 2008.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.  We thank you in advance for your prompt attention.

Sincerely,

/s/ Carol W. Sherman

Carol W. Sherman

cc: Gary Loffredo